

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2017

Jon Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

> **Re: GWG Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2017**
> **File No. 333-220288**

Dear Mr. Sabes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Incorporation of Certain Documents by Reference, page 74

1. Please revise your disclosure to also specifically incorporate by reference the Quarterly Reports on Form 10-Q that you filed on May 12, 2017 and August 10, 2017. Refer to Item 12 of the Form S-1.

General

2. Please revise your fee table to include the guarantee related to the L Bonds as a separate security. Please also ensure that your counsel's opinion will include an opinion regarding the guarantee. See Section II.B.1.e of Staff Legal Bulletin 19.

Jon Sabes
GWG Holdings, Inc.
September 12, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes, Assistant Director, at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Paul D. Chestovich